March 4, 2020

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File No. 333-235894

Dear Ms. DiAngelo Fettig and Mr. Zapata:

On January 10, 2020, the Registrant filed a registration statement under Form N-14 (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”). On January 29, 2020, Ms. DiAngelo Fettig provided comments to the Registration Statement to me by phone. On February 6, 2020, Mr. Zapata did the same. Below, please find a summary of both of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein have the same meaning ascribed to them in the Registration Statement.

Accounting Comments

Prospectus/Information Statement

Comment 1: In the third paragraph of the shareholder letter, please state specifically why the reorganization of the Target Fund into the Survivor Fund is being proposed. Were there any considerations related to the structure of the Target Fund? Can more specificity be placed in response to the question “Why is the Reorganization occurring” in the Questions and Answers and in the list of factors considered by the Board on page 4?

Response: The Registrant has amended its disclosures in the shareholder letter to state the following:

After considering the performance of each Fund and the expenses associated with the investment structure of the Target Fund, the Adviser recommended to the Board that the Target Fund be reorganized into the Survivor Fund. The Target Fund has less assets than the Survivor Fund and the Target Fund’s assets have declined over the past three fiscal years. The Board has concluded that the Reorganization is in the best interest of each Fund and its respective shareholders. In approving the Reorganization, the Board considered, among other things, the

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similarities between the Funds’ investment objectives and strategies, the fact that the management fee for the Target Fund and the Combined Fund is the same, the differences in historical performance between the Target Fund and the Survivor Fund, and the terms and conditions of the Agreement and Plan of Reorganization and Termination (the “Plan of Reorganization”). The Board also considered that it is ~~not~~ anticipated that the Reorganization should be a tax-free transaction ~~have any tax consequence~~s for shareholders.

The Registrant has amended its disclosures in the Questions and Answers to state the following:

Q. Why is the Reorganization occurring?

A.	The Board has determined that Target Fund shareholders may benefit from an investment in the Combined Fund in the following ways:

(i)	The Combined Fund has greater potential for long-term viability than either the Target Fund or the Survivor Fund without the Reorganization;

(ii)	The Reorganization is expected to increase the Combined Fund’s prospects for attracting assets, which would achieve certain operating efficiencies in the future as a result of the Combined Fund’s larger net asset size;

(iii)	The Reorganization may represent the most effective use of investment resources and may create an environment with the best opportunity for successful long-term investing on behalf of shareholders; ~~and~~

(iv)	Shareholders of the Target Fund will remain invested in an open-end fund with a similar investment strategy, better historical performance, ~~and~~ lower fees ~~that~~ and has greater net assets at the time of and following the Reorganization; and

(v)	The Reorganization is preferable to liquidating the Target Fund because the Reorganization is not expected to be a taxable event for the Target Fund and its shareholders.

Comment 2: In the response to the question “Who will pay for the Reorganization?”, please specify that the costs will be borne by the Adviser regardless of whether the reorganization is consummated.

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Response: The Registrant has amended its disclosures in the Questions and Answers of the Combined Prospectus/Information Statement to state the following:

Q.        Who will pay for the Reorganization?

A.	The costs of the Reorganization will be borne by Pinancle Family Advisors LLC (“Pinnacle” or the “Adviser”), the investment adviser to the Funds whether or not the Reorganization is consummated.

Comment 3: The response to the question “Who will pay for the Reorganization?” suggests repositioning. Please confirm whether there will be any repositioning of the Target Fund. If so, please state whether the repositioning is planned (i.e., at the portfolio manager’s discretion) or forced (i.e., necessary to comply with the Survivor Fund’s investment policies and restrictions) and provide an estimate of the amount of securities sold and any capital gains or distributions triggered by those sales. Please add similar disclosure to the second paragraph under the heading “Description of the Reorganization” on page 28 and to Note 4 on page SAI-8.

Response: The Registrant has confirmed with the adviser that there will be forced repositioning of the Target Fund to comply with the Survivor Fund’s investment policies and restrictions. The Registrant has amended it disclosures to state the following:

Q.        Who will pay for the Reorganization?

A.	The costs of the Reorganization will be borne by Pinnacle Family Advisors LLC (“Pinnacle” or the “Advisor”), the investment adviser to the Funds whether or not the Reorganization is consummated. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $17,500. The Funds, however, will bear any brokerage commissions, transaction costs and similar expenses in connection with any purchases or sales of securities related to Fund repositioning in connection with the Reorganization~~, which are expected to be minimal~~. The Target Fund will sell approximately 9% of the Survivor Fund’s assets in order to comply with the Survivor Fund’s investment policies and limitations. The expected costs of the repositioning of the Target Fund’s securities is estimated to be $1,085, which is less than 0.01% of the Target Fund’s net assets. The Target Fund is expected to incur capital gains of approximately $470,000.

. . .

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Description of the Reorganization

The following summary is qualified in its entirety by reference to the Plan of Reorganization found in Exhibit A.

The Plan of Reorganization provides that substantially all of the assets and liabilities of the Target Fund will be transferred to the Survivor Fund in exchange for shares of the Survivor Fund. In connection with the Reorganization, the Funds will incur certain expenses such as brokerage commission and transaction costs from the purchase and sale of securities related to Fund repositioning. The Target Fund will sell approximately 9% of the Survivor Fund’s assets in order to comply with the Survivor Fund’s investment policies and limitations. The expected costs of the repositioning of the Target Fund’s securities is estimated to be $1,085, which is less than 0.01% of the Target Fund’s net assets. The shares of the Survivor Fund issued to the Target Fund will have an aggregate net asset value equal to the aggregate net asset value of the Target Fund’s shares outstanding as of the close of trading on the NYSE on March [•], 2020 (the “Closing Date”). Upon receipt by the Target Fund of the shares of the Survivor Fund, the Target Fund will distribute Survivor Fund shares to its shareholders and will be terminated as a series of the Trust.

. . .

Note 4 — Costs Of Reorganization

The costs of the Reorganization will be borne by Pinnacle Family Advisors LLC, each Fund’s investment adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $17,500, not including the brokerage costs, if any, associated with the re-positioning of the Target Fund. The Target Fund will sell approximately 9% of the Survivor Fund’s assets in order to comply with the Survivor Fund’s investment policies and limitations. The expected costs of the repositioning of the Target Fund’s securities is estimated to be $1,085, which is less than 0.01% of the Target Fund’s net assets.

Comment 4: The penultimate paragraph on page 1 states that “[a]t the closing of the Reorganization, the Survivor Fund will acquire substantially all of the assets and the liabilities of the Target Fund[.]” What is meant by “substantially”? Why will the Survivor Fund not acquire all of the assets and liabilities of the Target Fund?

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Response: The Registrant has revised it disclosures on page 1 to state the following and made consistent revisions throughout the Combined Prospectus/Information Statement:

At the closing of the Reorganization, the Survivor Fund will acquire ~~substantially~~ all of the assets and the liabilities of the Target Fund in exchange for shares of the Survivor Fund.

Comment 5: Please confirm in correspondence that the fees and expenses presented on page 8 are current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

Comment 6: In footnote 2 to the Fee Table, please add disclosure referencing the Adviser’s ability to recapture previously waived expenses and confirm in correspondence that any expenses subject to recapture in the Target Fund will not be carried over to the Combined Fund.

Response: The Registrant confirms that any expenses subject to recapture in the Target Fund will not be carried over to the Combined Fund. The Registrant has further amended its disclosures to state the following:

The Adviser for the Target Fund and Survivor Fund has agreed to waive its advisory fee to limit total operating expenses at least through July 31, 2021, so that the total annual operating expenses (excluding: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) of each Fund do not exceed 1.49%, 2.24% and 1.24% of average daily net assets attributable to Class A, Class C, and Class I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from each Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recapture. These agreements may be terminated only by the Board of Trustees on 60 days’ written notice to the Adviser.

Comment 7: Please confirm the amounts stated in the Example on page 10.

Response: The Registrant has confirmed the accuracy of the amounts stated in the Example.

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Comment 8: On page 22-23, please include performance information for the period ended December 31, 2019.

Response: The Registrant has updated the performance tables to include information for the year ended December 31, 2019.

Comment 9: Please update the second paragraph on page 24 regarding the fee waiver and reimbursement so that the recapture language matches the disclosure in the most recent prospectus.

Response: The Registrant has amended its disclosures to state the following:

These fee waivers and expense reimbursements are subject to possible recoupment from each Fund in future years ~~on a rolling three-year basis (~~within three years after the fees have been waived or reimbursed~~)~~, if such recoupment can be achieved~~,~~ within the foregoing expense limits or the expense limits in place at the time of recapture. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Adviser.

Comment 10: On page 29, under the heading “Federal Income Taxes,” please disclose any capital loss carryforwards of the Target Fund and the any potential limits on their use as a result of the Reorganization.

Response: The Registrant has added the following paragraph under the heading “Federal Income Taxes.”

At March 31, 2019, the Fund had capital loss carry forwards for federal income tax purposes available to offset future capital gains, as follows:

Expiring	Non-Expiring Short-Term	Non-Expiring Long-Term	Total
$	$ 970,321	$	$ 970,321

Not all of the Target Fund’s capital loss carry forwards may be available to the Combined Fund.

Comment 11: The second sentence under the heading “Expenses of the Reorganization” refers to cost associated with the re-positioning of the Survivor Fund. Please confirm the accuracy of this statement.

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Response: The Registrant has amended its disclosures to state the following:

The costs of the Reorganization will be borne by Pinnacle. The costs associated with the Reorganization are expected to be approximately $17,500, not including the brokerage costs associated with the re-positioning of the ~~Survivor~~ Target Fund.

Comment 12: On page 30, please provide a Capitalization Chart showing all classes combined.

Response: The Registrant has added the following capitalization chart showing all classes combined:

ALL CLASSES	Total Net Assets	Shares	Net Asset Value Per Share
Target Fund	$12,672,811	1,255,634	$10.09
Survivor Fund	$33,582,957	3,263,905	$10.29

Pro Forma Share Adjustment	-	34,779	-

Pro Forma - Survivor Fund	$46,255,768	4,484,760	$10.31

Statement of Additional Information

Comment 13: The column on the far right of the Statements of Assets and Liabilities, Statements of Operations and Pro-Forma Portfolio of Investments (unaudited) on pages SAI-5, SAI-6 and SAI-7, respectively, should be titled “Pro Forma.”

Response: The Registrant has amended the headings accordingly.

Comment 14: In the Statements of Operations (unaudited) on page SAI-6, please provide a footnote(s) explaining whether the reductions identified in the “Pro-Forma Adjustments” column are due to contractual changes, economies of scale, or the elimination of duplicated services.

Response: The Registrant has added the following footnote to the Statement of Operations:

The reduction in expenses is due to the elimination of duplicated services.

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Comment 15: If any holdings will be repositioned as a result of the Reorganization, please mark such holdings on SAI-7 with a ✓.

Response: The Registrant has marked the Pro-Forma Portfolio of Investments accordingly.

Comment 16: In Note 2 on page SAI-8, the penultimate sentence of the first paragraph states that “[t]he pro forma financial information has been adjusted to reflect the assumption that the Target Fund distributes its undistributed net investment income to its shareholders prior to the Reorganization.” Please confirm that this is a true statement given there is no adjustment shown for any financial distribution.

Response: The Registrant has deleted the sentence referenced in Comment 16.

Comment 17: In Note 2 on page SAI-8, the last sentence states that “certain combined expenses have been adjusted to reflect the anticipated contractual changes.” Please confirm whether this is a true statement given that there is no anticipated change in the management fee.

Response: The Registrant has amended its disclosures to state the following:

On the pro forma Statement of Operations, certain combined expenses have been adjusted to reflect ~~the anticipated contractual changes~~ the elimination of duplicated services.

Legal Comments

Comment A: In response to the question “Are the Survivor Fund’s fees and expenses the same as the Target Fund’s fees and expenses?”, please clarify whether the additional models used by Target Fund add to the operating costs of the Target Fund.

Response: The Registrant has amended its disclosures to state the following:

Q.	Are the Survivor Fund’s fees and expenses the same as the Target Fund’s fees and expenses?

A:	No. Although the Funds share the same management fees and distribution and service fees, the Survivor Fund’s operating expense ratio is lower than that of the Target Fund. The Survivor Fund’s lower expense ratio is attributable to its larger size. ~~The Survivor Fund also uses only three models to participate in up trending equity markets while the Target Fund’s uses six models to participate in up trending equity markets.~~

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Comment B: On page 14 of the Combined Prospectus/Information Statement, please relabel “Concentration Policy” in the table as “Concentration Strategy” because concentration policies are limited to a fund’s fundamental investment policies.

Response: The Registrant has revised its disclosures accordingly.

Comment C: Please confirm supplementally that the proposed change in the Target Fund’s concentration strategy does not need shareholder approval.

Response: The Registrant confirms that shareholder approval is not necessary to amend the Target Fund’s allocation to commodity-based ETFs because commodity-based ETFs are not an industry.

Comment D: In the table on pages 14-16 under the heading “Security Selection,” please align similar or comparable strategies on the page so that it easier for the reader to compare.

Response: The Registrant has revised its disclosures to state the following:

Security Selection	Security Selection

The Adviser uses signals that come from W.E. Sherman & Co. to determine the Target Fund’s allocations. The process for each model is described in more detail below. Approximately 80% of the Target Fund’s assets are allocated equally among models #1-4 below and the remainder of the Target Fund’s assets are split equally between Models #5-6 below.

Bull Calendar (Model #1): On a daily basis, the expected market trend for domestic equities is examined using the Bull-Bear Indicator. The Bull-Bear Indicator is constructed from measurements of market analytics, and is intended to reveal the relationship of supply and demand for a longer-term timeframe of typically 6 months or more under normal market conditions. The Bull-Bear Indicator uses market analytics such as: up/down volume ratio (ratio of how much of an equity security’s trading volume for the day was during periods when the securities price was up versus when it was down); ratio of new

The Adviser uses signals that come from models developed by W.E. Sherman & Co. to determine the Survivor Fund’s equity, fixed income, and/or cash allocations. The process for each model is similar and are described in more detail below.

Bull Calendar: On a daily basis, the expected market trend for domestic equities is examined using the Bull-Bear Indicator. The Bull-Bear Indicator is constructed from measurements of market analytics, and is intended to reveal the relationship of supply and demand for a longer-term timeframe of typically 6 months or more under normal market conditions. The Bull-Bear Indicator uses market analytics such as: up/down volume ratio (ratio of how much of an equity security’s trading volume for the day was during periods when the securities price was up versus when it was down); ratio of new 52 week highs to new 52 week lows;

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52-week highs to new 52-week lows; and advance/decline ratio (ratio all equity securities that increased in value for the day to those that decreased in value).

If the Bull-Bear Indicator is in Bull status (domestic equities are trending upward), then assets allocated to this model are invested in equities. If the Bull-Bear Indicator is in Bear status (domestic equities are trending downward), then assets allocated to this model are invested in cash and/or cash equivalents except during periods that have historically shown a high probability of profit when invested in domestic equities based on closing price of S&P 500 over the history of the S&P 500, which are typically at the beginning and end of calendar months and shortly before holidays.

Long Cash Short (Model #2): On a daily basis, the expected market trend for domestic equities is examined using the Short-Term Indicator. The Short-Term Indicator is constructed by examining sector analytics within 36 sub-sectors of the US market, and is intended to reveal the relationship of supply and demand for a short-term timeframe of typically 6 weeks to 6 months under normal market conditions. The Short-Term Indicator examines sector analytics, which includes looking at the number of sectors experiencing an uptrend in value versus those experiencing a downtrend in value as compared to the same ratio during the prior period.

If the Short-Term Indicator is positive (domestic equities are trending upward), then assets allocated to this model are invested in equity securities. If the Short-Term Indicator is negative (domestic equities are trending downward), the assets allocated to this model are invested in cash (cash alternatives) and/or in an ETF that is the inverse of the S&P 500.

and advance/decline ratio (ratio all equity securities that increased in value for the day to those that decreased in value).

If the Bull-Bear Indicator is in Bull status (domestic equities are trending upward), then assets allocated to this model are invested in equities. If the Bull-Bear Indicator is in Bear status (domestic equities are trending downward), then assets allocated to this model are invested in cash and/or cash equivalents except during periods that have historically shown a high probability of profit when invested in domestic equities based on closing price of S&P 500 over the history of the S&P 500, which are typically at the beginning and end of calendar months and shortly before holidays.

Sector Long Cash: On a daily basis, the expected market trend for domestic equities is examined using the Short-Term Indicator. The Short-Term Indicator is constructed by examining sector analytics within 36 sub-sectors of the US market, and is intended to reveal the relationship of supply and demand for a short-term timeframe of typically 6 weeks to 6 months under normal market conditions. The Short-Term Indicator examines sector analytics, which includes looking at the number of sectors experiencing an uptrend in value versus those experiencing a downtrend in value as compared to the same ratio during the prior period.

If the Short-Term Indictor is positive (domestic equities are trending upward), then assets allocated to this model are invested in equity securities. If the Short-Term Indicator is negative (domestic equities are trending downward), the assets allocated to this model are invested in cash and/or cash equivalents.

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Sector Rotation (Model #3): On a daily basis, the expected market trend for equities is examined using the Intermediate-Term Indicator. The Intermediate-Term Indicator is an algorithmic indicator that analyzes the closing prices of domestic and foreign equity securities to determine the trend in equity securities.

If the Intermediate-Term Indicator status is showing that domestic and foreign equities are trending upward, or if it indicates that either domestic or foreign equities are trending upward, the assets allocated to this model are invested in equity sectors. If the Intermediate-Term Indicator status is showing that domestic and foreign equities are trending downward, the assets allocated to this model are invested in fixed income securities. This indicator may be applied on both a quarterly and/or daily basis.

Multi-Sector Bond (Model #4): On a quarterly basis, 18 bond sectors are ranked using the Multi-Sector Bond ranking methodology. The Multi-Sector Bond ranking methodology measures a variety of performance characteristics and then ranks bond sectors accordingly. The performance characteristics measured include, but are not limited to, performance over four timeframes, performance on “market-up” days vs. performance on “market-down” days, and nearness to 52-week highs. Assets allocated to this model are invested equally in each of the 2nd, 3rd, and 4th ranked bond sectors. The top ranked bond sector is bypassed to avoid the tendency for it to be overbought in the short term, which is frequently experienced by the top ranked bond sector.

Risk Managed Gold (Model #5): On a weekly basis, the Gold Trend Strength Indicator is calculated. The Gold Trend Strength Indicator is calculated based on an algorithm that examines the stability of the

Simple Trend And Rank (STAR): On a daily basis the expected market trend for equities is examined using the Intermediate-Term Indicator. The Intermediate-Term Indicator is an algorithmic indicator that analyzes the closing prices of foreign and domestic equity securities to determine the trend in equity securities.

If the Intermediate-Term indicator status is showing that foreign and domestic equities are trending upward, OR if it is showing that either foreign or domestic equities is trending upward, the assets allocated to this model are invested in equities. If the Intermediate-Term indicator status is showing that foreign AND domestic equities are trending downward, the assets allocated to this model are invested in fixed income securities. This indicator may be applied on both a quarterly and/or daily basis.

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trend in the price of gold. The Gold Trend Strength Indicator is either positive (stability is improving) or negative (stability is weakening). When the value is positive, assets allocated to this model are invested in gold based ETFs. When the value is negative, assets allocated this model are invested in either equity securities, fixed income securities, or cash (cash alternatives) based upon the Bull-Bear Indicator described previously.

Calendar Effects (Model #6): The assets allocated to this model are invested in cash (cash alternatives) except during periods of time that have historically shown a high probability of profit when invested in domestic equities based on the closing price of the S&P 500 over the history of the S&P 500, which are typically at the beginning and end of calendar months and shortly before holidays.

After the models determine the asset classes for allocation, the Adviser picks the ETFs in that asset class in which to invest based on several factors including, but not limited to, relative strength rankings, Target Fundamental analysis of the ETF methodology, fiduciary score analysis.

Comment E: Please provide a side-by-side comparison chart of the fundamental investment policies of the Target Fund and Survivor Fund.

Response: The Registrant has considered the SEC Staff’s request and respectfully declines to revise its disclosures. The Registrant believes that stating that both the Target Fund and Survivor Fund have adopted the same list of fundamental investment policies, and listing those policies in full, provide greater clarity than a side-by-side comparison chart that there are no differences between the Funds’ investment policies.

Comment F: Please present the Funds’ Rule 17a-8 analysis on page 29 under the heading “Reasons for the Reorganization.” Please enhance the disclosures to include material considerations adverse to the proposal that were part of the Board’s deliberations. Please confirm supplementally that the transaction meets the additional requirements concerning advisory contracts and independent trustees under Rule 17a-8.

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Response: The Registrant confirms that the Reorganization satisfies the requirements under Rule 17a-8 that the advisory contract between the Target Fund and the adviser is not materially different from the advisory contract between the Survivor Fund and the adviser. The Registrant further confirms that the independent trustees with respect to the Target Fund are the same as the independent trustees with respect to the Survivor Fund. The Registrant has amended its disclosures to state the following:

The Trustees discussed the Advisor’s memorandum and noted the following negative considerations: (i) that the Target Fund limits its investments in commodity-based ETFs to 25% and (ii) that the Target Fund has fixed allocations among six investment models. ~~noting that~~ The Advisor believes the Survivor Fund offers better opportunities for shareholders over the long-term. The Board observed that the Combined Fund may achieve certain operating efficiencies in the future from its larger net asset size and, as a result of economies of scale, may have a future lower ratio of expenses to average net assets than that of the Target Fund prior to the Reorganization. After further discussion, the Board concluded that the merger of the Target Fund into the Survivor Fund was in the best interests of each Fund, as well as each Fund’s respective shareholders, and that Target Fund’s shareholders would not have their interests diluted as a result of the merger. The approval determinations were made on the basis of each Board member’s business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

In addition, under Rule 17a-8 under the 1940 Act, a vote of the shareholders of the Target Fund is not required if as a result of the Reorganization: (i) there is no policy of the Target Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities that is materially different from a policy of the Survivor Fund; (ii) the Survivor Fund’s advisory contract is not materially different from that of the Target Fund; (iii) the Independent Trustees of the Target Fund who were elected by its shareholders will comprise a majority of the Independent Trustees of the Board overseeing the Survivor Fund; and (iv) after the Reorganization, the Survivor Fund will not be authorized to pay fees under a 12b-1 plan that are greater than fees authorized to be paid by the Target Fund under such a plan. The Reorganization meets all of these conditions, and, therefore, the approval of the Reorganization by the Target Fund’s shareholders is not required under the 1940 Act.

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Comment G: On page SAI-3 of the Statement of Additional Information, please list the documents incorporated by reference with their file numbers.

Response: The Registrant has amended its disclosures to state the following:

Management’s discussion of fund performance, audited financial statements and related report of the independent registered public accounting firm for the Funds are contained in the Target Fund’s Annual Report for the fiscal year ended March 31, 2019 (File No. 811-22655) and the Survivor Fund’s Annual Report for the fiscal year ended September 30, 2019 (File No. 811-22655) and are incorporated in this Statement of Additional Information by reference. The unaudited financial statements for the Target Fund are contained in the Target Fund’s~~s’~~ Semi-Annual Report for the six months ended September 30, 2019 (File No. 811-22655) and are incorporated in this Statement of Additional Information by reference. No other parts of the Funds’ Annual Report or Semi-Annual Report are incorporated by reference in this Statement of Additional Information.

Comment H: In the Form of Tax Opinion, please explain why the opinion does not state that the Reorganization “will be tax-free” and instead states that the Reorganization “should be tax-free.” Please consider Staff Legal Bulletin No. 19, “Legality and Tax Opinions in Registered Offerings” (dated October 14, 2011), Section III.C.4, in your response.

Response: The Registrant is informed that the tax opinion states the Reorganization “should” be a tax-free transaction because of a lack of authority from the IRS on the “continuity of business enterprise requirement.” That requirement mandates that the Survivor Fund continue the historic business of the Target Fund. The Registrant believes this requirement is satisfied in the present case because, among other things, the Funds have identical investment objectives and similar principal investment strategies. However, the only published guidance from the IRS on the application of the continuity of business enterprise requirement to regulated investment companies is Revenue Ruling 87-76, 1987-2 C.B. 84. That ruling suggested that the continuity of business enterprise requirement was not met when a regulated investment company investing in corporate stocks and bonds was acquired by a regulated investment company investing in municipal bonds. Although the Registrant believes the Reorganization is readily distinguishable from the case presented in the revenue ruling, there is no definitive guidance from the IRS in support of the Registrant’s position.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

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Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser